

American (b. 1928—d. 2011)

Helen Frankenthaler

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The Painting

Won at auction last month, this painting is in Frankenthaler's record-setting soak stain style. This is her smallest-ever initial offering to date. Scroll to learn more.

Initial Offering Price	$496,000
Offering Circular	sec.gov
Deal Sheet	Download

Top Selling

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Fundamentals

Top Sharpe Ratio: Frankenthaler's Sharpe ratio is 1.62 between 1996 and 2024, higher than any other qualifying artist in the Masterworks collection, over different time frames.

96% History of Appreciation: Helen Frankenthaler's works have appreciated in value nearly every single time they've returned to auction, across 27 repeat sales between 1996 and 2024, according to our data.

Recent Records: Every single one of Frankenthaler's top 10 auction prices have been achieved since 2020, one indication she's entering a new level of market activity and demand.

Continued Momentum: This painting was acquired amid the most recent auction season for Frankenthaler, in which she's seen numerous paintings sell above auction house estimates.

Distinctive Period: This painting is representative of Frankenthaler's 1980s painting style, featuring bold acrylic drops and complex compositions.

Similar Sales Momentum: Similar works have gone from selling for $22k in 1984 to $907k in 2024, indicating the growth in demand for this style alongside Frankenthaler's overall market growth.

Recent Museum Attention: Frankenthaler is currently the subject of a major retrospective at the Guggenheim Bilbao, which has received rave reviews.

Top Female Artist: Frankenthaler is one of the top-selling female abstract artists in the world, only behind Joan Mitchell and Cecily Brown (based on total auction turnover for 2024).

Sharpe Ratio figures for illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations.

We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

See Important Disclosures at masterworks.com/cd.

Established

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Established based on scoring in Masterworks internal Artist Market Rating Profiles.

The Artist

Helen Frankenthaler (b. 1928 - d. 2011) was a prominent member of the second generation of postwar American abstract painters. In 1952, Frankenthaler developed her "soak-stain" technique, where thinned oil paint was poured directly onto an unprimed canvas to create large fields of color. The breakthrough is credited as playing a pivotal role in the transition from Abstract Expressionism to Color Field Painting. The artist's body of work has had a profound impact on contemporary art that continues to grow.

Important Collectors and Museums

- **Brooklyn Museum** — New York, NY
- **Centre Pompidou** — Paris, France
- **Metropolitan Museum of Art** — New York, NY
- **SFMoMA** — San Francisco, CA
- **Singapore Art Museum** — Singapore, SG
- **Whitney Museum of American Art** — New York, NY
- **Yale University Art Gallery** — New Haven, CT

Financials

Price Appreciation of Similar Works

9.4%



$1m
$800k
$600k
$400k
$200k
$0
1984
1989
1994
1999
2004
2009
2014
2019
2024

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
[redacted]	1980	16 × 43 in	6/3/2025	$496,000
Green Domain	1982	51 × 65 in	5/16/2024	$907,200
Ghost	1983	42 × 65 in	5/15/2019	$300,000
Winter Shore	1980	30 × 55 in	3/1/2017	$540,500
Summer Reverie	1980	39 × 52 in	11/15/2016	$367,500
"Whiteheart" (1979)	1979	43 × 45 in	11/10/2015	$605,000
"Winter Shore" (1980)	1980	30 × 55 in	11/11/2014	$305,000
«Guardian Angel» (1982)	1982	48 × 66 in	5/11/2005	$180,000
«Green and Beyond» (1979)	1979	52 × 62 in	11/10/2004	$66,000
Dance (1981)	1981	36 × 62 in	5/17/2000	$84,000
Arbor Day (1980)	1980	42 × 62 in	11/17/1998	$78,000
"Green and beyond" (1979)	1979	52 × 62 in	10/7/1988	$44,400

HELEN FRANKENTHALER

b. 1928 – d. 2011, UNITED STATES



$496,000

INITIAL OFFERING

9.4% ANNUAL APPRECIATION OF SIMILAR WORKS (SINCE 2000)[1,2]	15.0% ANNUAL APPRECIATION OF MEDIAN REPEAT SALES[3]
▲1.62 SHARPE RATIO[4]	12.3% ANNUAL GROWTH OF RECORD PRICE[5]

Acrylic on canvas | 16 × 43 in.

Helen Frankenthaler was one of the most important and influential American Abstract Expressionist artists of the 20th century.

The Artwork is a compelling, domestic-scale horizontal painting by Helen Frankenthaler. Helen Frankenthaler created an original painting technique she referred to as "soak-stain," which involved pouring layers of thinned paint onto raw, unprimed canvas on the floor of her studio. This technique, visible in this work, revolutionized postwar abstraction and led to the formation of the Color Field movement. This Artwork is representative of Helen Frankenthaler's painting practice in the 1980s, which features bold, opaque drops of acrylic paint and complex, layered compositions. By the late 1970s, Frankenthaler had refined her "soak-stain" method, so she began experimenting with more saturated colors and different painting techniques. Although abstract, the title, color palette, and composition of the artwork evokes a natural landscape, an important inspiration for Frankenthaler. The Artwork is a horizontal abstract composition featuring soaked brown, red, green, and blue fields of color layered brush strokes of white, metallic pink, and gold paint that give the work textured dimension. The green form across the lower third of the composition resembles a horizon line as if it were a landscape. Auction records for artworks similar in style, scale, and period are led by Green Domain (1982), which sold for $907,200 at Christie's New York on May 17, 2024, followed by Whiteheart (1979), which sold for $605,000 at Christie's New York on November 11, 2015, and Winter Shore (1980), which sold for $540,500 at Sotheby's New York on March 2, 2017.

Helen Frankenthaler has been the subject of numerous exhibitions and publications. Important monographs about the artist include Frankenthaler by Barbara Rose (1972), Frankenthaler by John Elderfield (1989), and Frankenthaler: A Catalogue Raisonné, Prints 1961–1994 by Suzanne Boorsch and Pegram Harrison (1996). Retrospectives about the artist have been organized by the Jewish Museum in New York (1960), the Whitney Museum of American Art in New York (1969), and the Museum of Modern Art in New York, which traveled to the Modern Art Museum of Fort Worth, the Los Angeles County Museum of Art, and the Detroit Institute of Arts (1989). She has also been the subject of many solo exhibitions, including

THE ARTIST'S AUCTION RECORDS ARE CURRENTLY LED BY ROYAL FIREWORKS (1975), WHICH SOLD FOR $7,895,300 AT SOTHEBY'S NEW YORK ON JUNE 29, 2020, DREAM DECISION (1976), WHICH SOLD FOR $5,894,100 AT SOTHEBY'S NEW YORK ON NOVEMBER 19, 2021, AND CIRCE (1974), WHICH SOLD FOR $4,769,000 AT SOTHEBY'S NEW YORK ON MAY 19, 2022.

an ongoing touring survey, Helen Frankenthaler: Painting without Rules, which traveled from Palazzo Strozzi to the Guggenheim Bilbao earlier this year where it is on view through September. Frankenthaler's paintings are also held in the permanent collections of prestigious private and public institutions, including the Art Institute of Chicago, the Brooklyn Museum, the Cooper-Hewitt Smithsonian Design Museum in New York, the Tate in London, the Los Angeles County Museum of Art, the National Gallery of Art in Washington, D.C., the Museum of Modern Art in New York, the Whitney Museum of American Art in New York, the Hirshhorn Museum and Sculpture Garden in Washington, D.C., the Metropolitan Museum of Art in New York, the Museo Tamayo in Mexico City, and the Victoria and Albert Museum in London, among many others. She leads a generation of influential women abstract artists from the twentieth century whose value has consistently risen in recent years. The artist's auction records are led by Royal Fireworks (1975), which sold for $7,895,300 at Sotheby's New York on June 29, 2020, Dream Decision (1976), which sold for $5,894,100 at Sotheby's New York on November 19, 2021, and Circe (1974), which sold for $4,769,000 at Sotheby's New York on May 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


907200
600000
540500
367500
300000
300000
180000
78000
84000
66000
22000
40700
1/1/1990
1/1/2000
1/1/2010
1/1/2020
Implied Historical Growth

Helen Frankenthaler (b. 1928, New York, NY; d. 2011, Darien, CT) was a leading twentieth-century American artist internationally recognized for her influence on Post-war American abstraction's transition from Abstract Expressionism to Color Field painting. Born and raised in New York City, Frankenthaler began her art education under the guidance of the Mexican Surrealist painter Rufino Tamayo at the Dalton School, a prestigious prep school. In 1949, she received a bachelor of fine arts from Bennington College in Vermont, where she studied with the American painter Paul Feeley. Upon graduating, she returned to New York and briefly studied art history at Columbia University before pursuing her studio practice full-time and taking classes with the Abstract Expressionist painter Hans Hofmann. In 1951, Frankenthaler held her first solo exhibition at Tibor de Nagy Gallery in New York and was included in the famous 9th St. Exhibition of Paintings and Sculpture exhibition. The artist's unique "soak-stain" technique of pouring thinned paint onto a raw, unprimed canvas on the floor of her studio first appeared in her influential painting Mountains and Sea (1952). The painting served as a catalyst for the Color Field school of painting, inspiring the renowned artists Morris Louis and Kenneth Noland. Her career quickly gained momentum; she placed first at the Premiere Biennale de Paris in 1959 and was featured alongside Ellsworth Kelly, Roy Lichtenstein, and Jules Olitski in the American pavilion at the Venice Biennale in 1966. In the 1960s, she began employing faster-drying acrylic paint, which led to more saturated and dense compositions. In addition to painting, Frankenthaler experimented with ceramics, sculpture, tapestry, and printmaking. She received numerous honors and awards for her contributions to twentieth-century art, including the National Medal of Arts in 2001. She also served on the National Council on the Arts of the National Endowment for the Arts from 1985 to 1992, was a member of the American Academy of Arts and Letters from 1974 to 2011 and served as its Vice-Chancellor in 1991, and was appointed an Honorary Academician of the Royal Academy of Arts, London, in 2011. Frankenthaler died on December 27, 2011, in Darien, Connecticut.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Helen Frankenthaler with the following criteria: Paintings on canvas created between 1979-1983, that measure between 10 inches and 55 inches in height and between 30 inches and 70 inches in width. This set excludes vertical paintings and Watch (1979) for being stylistically different. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Helen Frankenthaler is 15.0%, which is based on 27 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Helen Frankenthaler was November 21, 1996 and ending on the last date a repeat sale occurred for such artist, which in the case of Helen Frankenthaler was May 17, 2024. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

4. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Helen Frankenthaler has a risk-adjusted appreciation of 1.62. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

5. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Helen Frankenthaler have a record price compound annual growth rate ("CAGR") of 12.3% from May 9, 1984 to December 31, 2024. This calculation is based on (i) a record price of $60,000 on May 9, 1984, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $6,700,000, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.